SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EMERSON RADIO CORP.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    291087203
                                 (CUSIP Number)

          with copy to:

Elizabeth J. Calianese, Esq.                        Mason H. Drake, Esq.
Emerson Radio Corp.                                 Wollmuth Maher & Deutsch LLP
NINE ENTIN ROAD                                     500 Fifth Avenue, 12th Floor
Parsippany, New Jersey  07054                       New York, New York  10110
(973) 884-5800                                      (212) 382-3300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 25, 2000

             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|
                                                                             |_|

        Check the following box if a fee is being paid with this Statement:  |_|

                                  SCHEDULE 13D

CUSIP NO. 291087203

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1     NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

      Petra Stelling
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|
      (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [x]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Germany
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 Number of           7   SOLE VOTING POWER                             8,177,533
 Shares            -------------------------------------------------------------
 Beneficially        8   SHARED VOTING POWER                                   0
 Owned by          -------------------------------------------------------------
 Reporting           9   SOLE DISPOSITIVE POWER                        8,177,533
 Person With       -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,177,533
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.1% (as of May 25, 2000).
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $.01 ("Emerson Common Stock") of Emerson Radio Corp. (the "Company"), whose executive offices are located at 9 Entin Road, Parsippany, New Jersey 07054.

Item 2. Identity and Background.

      The person filing this 13D is Petra Stelling (the "Reporting Party"). The Reporting Party's address is Im Berghof 5, 8700 Kusnacht, Switzerland. The Reporting Party invests her own personal wealth and is otherwise unemployed.

      The Reporting Party has never been convicted in any criminal proceeding, nor has she been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which she was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Party is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

      On May 25, 2000, the Reporting Party acquired 8,177,533 of Emerson Common Stock (the "Shares") pursuant to a court ordered release of the Shares as part of litigation (the "Litigation") involving the Reporting Party and the Company.

Item 4. Purpose of Transaction.

      Except as indicated in this Schedule 13D, the Reporting Party currently has, and at the date upon which the Shares were acquired by the Reporting Party had, no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      As of May 25, 2000, the Reporting Party beneficially owned 8,177,533 shares, or 17.1%, of the Emerson Common Stock. As of May 25, 2000, the Reporting Party had the sole power to vote her shares and the sole power to dispose of her shares. During the sixty days preceding both the filing of this statement and the date upon which the Shares were acquired by the Reporting Party, the Reporting Party had not acquired any shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      As of the date hereof and as of May 25, 2000, except as indicated in this
Schedule 13D as it relates to the Litigation and as such Litigation is further described in the litigation matter titled "Stelling" set forth in the Company's Form 8-K dated June 9, 2000, there was no contract, arrangement, understanding or relationship between the Reporting Party and the Company and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits:

      None.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2001
       Kusnacht, Switzerland              /s/ Petra Stelling
                                          ---------------------------